Vector Tobacco Inc.

Condensed Financial Statements

For The Quarterly Period Ended March 31, 2014

(Unaudited)

The following financial statements for Vector Group Ltd.'s wholly owned subsidiary, Vector Tobacco Inc., are included pursuant to Regulation S-X, Rule 3-16, "Financial Statements of Affiliates Whose Securities Collateralize an Issue Registered or Being Registered".

Vector Tobacco Inc.

Vector Tobacco Inc.

Condensed Balance Sheets

March 31, 2014 and December 31, 2013

(in thousands of dollars)

(Unaudited)

	March 31,	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$10,082	$10,785
Accounts receivable — trade, less allowances of $113 and $114, respectively	1,478	1,505
Due from related parties	1,977	1,215
Inventories	7,722	7,434
Deferred income taxes	5,150	4,434
Income tax receivable, net	330	379
Other current assets	703	663
Total current assets	27,442	26,415
Intangible asset associated with benefit under the Master Settlement Agreement	107,511	107,511
Deferred income taxes	95,697	96,735
Due from related parties	14,536	9,595
Other assets	2,281	2,236
Total assets	$247,467	$242,492
Liabilities and Shareholder's Equity
Current liabilities
Current payments due under the Master Settlement Agreement	$13,414	$8,737
Due to related parties	717	3,135
Accrued promotional expenses	1,939	2,086
Accounts payable - trade	—	27
Allowance for sales returns	200	130
Deferred income taxes	2,310	2,310
Other current liabilities	573	227
Total current liabilities	19,153	16,652
Deferred income taxes	34,750	34,029
Payments due under the Master Settlement Agreement	1,905	1,905
Total liabilities	55,808	52,586
Commitments and contingencies
Shareholder's equity
Common shares ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding) *	—	—
Additional paid-in capital	303,892	303,892
Accumulated other comprehensive income	115	115
Accumulated deficit	(112,348)	(114,101)
Total shareholder's equity	191,659	189,906
Total liabilities and shareholder's equity	$247,467	$242,492

* Common shares pledged as collateral for Vector Tobacco's guarantee of Vector Group Ltd's debt (see Note 1).

The accompanying notes are an integral part of these condensed financial statements.

1

Vector Tobacco Inc.

Condensed Statements of Operations

Three Months Ended March 31, 2014 and 2013

(in thousands of dollars)

(Unaudited)

	Three Months Ended
	March 31,
	2014	2013

Revenues *	$31,846	$20,487
Expenses
Cost of goods sold *	27,007	16,197
Operating, selling, administrative and general expenses	1,949	1,090
Management fees paid to Vector Group Ltd.	125	125
Operating income	2,765	3,075
Other income (expense)
Interest income	123	—
Income before provision for income taxes	2,888	3,075
Income tax expense	(1,135)	(1,184)
Net income	$1,753	$1,891

*	Revenues and cost of goods sold include net federal excise taxes of $15,575 and $9,923 for the three months ended March 31, 2014 and 2013, respectively.

The accompanying notes are an integral part of these condensed financial statements.

2

Vector Tobacco, Inc.

Condensed Statements of Comprehensive Income

Three Months Ended March 31, 2014 and 2013

(in thousands of dollars)

(Unaudited)

	Three Months Ended
	March 31,
	2014	2013

Net income	$1,753	$1,891

Change in pension-related amounts, net of tax	—	(300)
Other comprehensive loss	—	(300)

Comprehensive income	$1,753	$1,591

The accompanying notes are an integral part of these condensed financial statements.

3

Vector Tobacco Inc.

Condensed Statement of Shareholders' Equity

Three Months Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

	Common Shares
	Shares		Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder's Equity
Balance, January 1, 2014	100	*	—	303,892	115	(114,101)	189,906
Net Income	—		—	—	—	1,753	1,753
Total Comprehensive Income							1,753
Balance, March 31, 2014	100	*	$—	$303,892	$115	$(112,348)	$191,659

*Common shares pledged as collateral for Vector Tobacco Inc.’s guarantee of Vector Group Ltd's debt (see Note 1).

The accompanying notes are an integral part of these condensed financial statements.

4

Vector Tobacco, Inc.

Condensed Statements of Cash Flows

Three Months Ended March 31, 2014 and 2013

(in thousands of dollars)

(Unaudited)

	Three Months Ended
	March 31,
	2014	2013

Net cash provided by operating activities	$4,238	$4,734
Cash flows from investing activities:
Loan financing agreement with ZOOM, LLC	(4,941)	—
Net cash used in investing activities	(4,941)	—
Cash flows from financing activities:
Distributions to Vector Group Ltd.	—	(4,000)
Net cash used in financing activities	—	(4,000)
Net (decrease) increase in cash and cash equivalents	(703)	734
Cash and cash equivalents
Beginning of period	10,785	3,395
End of period	$10,082	$4,129

The accompanying notes are an integral part of these condensed financial statements.

5

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

1.	Summary of Significant Accounting Policies

(a) Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20's brands.

Liggett Group LLC (“Liggett”), a company affiliated through common ownership, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations including Vector Tobacco and Liggett. In consideration of the duties performed at Liggett Vector Brands on behalf of the Company, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco (see Note 6).

These condensed financial statements are for Vector Tobacco only and exclude its wholly-owned subsidiary, VT Aviation LLC, as Vector consolidates this entity as its primary beneficiary.

The accompanying unaudited, interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and, in management's opinion, contain all adjustments, consisting only of normal recurring items, necessary for a fair statement of the results for the periods presented. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. These condensed financial statements should be read in conjunction with the Company's financial statements and the notes thereto included as an exhibit in Vector's Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission. The results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

Management believes the assumptions underlying the condensed financial statements are reasonable. However, the condensed financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, shareholder's equity and cash flows in the future or what its results of operations, financial position, shareholder's equity and cash flows would have been had the Company been a standalone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. For the three months ended March 31, 2014 and 2013, Vector Tobacco made distributions of $0 and $4,000 respectively, to VGR.

7.75% Senior Secured Notes due 2021

In February 2013, Vector issued $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the sale of the 7.75% Senior Secured Notes were approximately $438,250 after deducting offering expenses. Vector used the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured notes due 2015.

6

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

The 7.75% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of shareholder's equity as of March 31, 2014, do not reflect any amounts related to these notes as the debt is not acquisition related.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 7.75% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of March 31, 2014, Vector has debt with a net amount of approximately $181,525 (face amount $362,530) in addition to the 7.75% Senior Secured Notes. This $181,525 is not reflected in Vector Tobacco's condensed financial statements as these obligations are not collateralized by Vector Tobacco's assets nor has Vector Tobacco guaranteed these obligations. It is anticipated that the majority of the payments on this $181,525 will be funded by Vector's tobacco operations, including those of Vector Tobacco.

In addition to the 7.75% Senior Secured Notes, the Company may have to fund certain deferred income tax liabilities of Vector (see Note 3).

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and expenses to Vector’s total costs. All of these allocations are reflected in management fees paid to Vector in the Company’s statements of operations of $125 in each of the three months ended March 31, 2014 and 2013.

The Company and Vector consider these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company. Actual costs which may have been incurred if the Company had been a standalone company during the three months ended March 31, 2014 and 2013, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a standalone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2014 and 2013.

(b) Distributions and Dividends on Common Shares

The Company records distributions on its common shares as dividends in its statement of shareholder's equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of additional paid-in-capital.

(c) New Accounting Pronouncements

On April 10, 2014, the Financial Accounting Standards Board issued final guidance to change the criteria for reporting discontinued operations while enhancing disclosures in this area (Accounting Standards Update (“ASU”) No. 2014-08). Under the new guidance, only disposals representing a strategic shift, such as a major line of business, a major geographical area or a major equity investment, should be presented as discontinued operations. The guidance will be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. The guidance is effective for annual financial statements with fiscal years beginning on or after December 15, 2014 with early adoption permitted for disposals or classifications as held for sale which have not been reported in financial statements previously issued or available for issuance. Vector Tobacco will adopt the guidance effective January 1, 2015 and the guidance is not anticipated to have a material impact on the Company's financial statements and notes to the financial statements.

7

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

On March 13, 2014, the Emerging Issues Task Force (the “Task Force”) reached a final consensus to amend the accounting guidance for share compensation tied to performance targets (Issue No. 13-D). The objective of this guidance is to clarify the accounting treatment of certain types of performance conditions in share-based compensation awards, more specifically, when performance targets can be achieved after the requisite service period. The Task Force concluded that performance criteria subsequent to a service period vesting requirement should be treated as vesting conditions, and as a result, this type of performance condition may delay expense recognition until achievement of the performance target is probable. Issue No. 13-D will be effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015, and early adoption is permitted. The adoption of this guidance is not anticipated to have a material impact on Vector Tobacco's financial statements or notes to the financial statements.

(d) Revision of Previously Reported Cash Flows From Financing and Investing activities

During the preparation of the Company’s first quarter 2014 financial statements,  a misclassification was identified which will result in the Company revising its previously reported cash flow statement for the year ended December 31, 2013 to correctly present its intercompany loan made to Zoom LLC of $9,595,000 as an investing activity, rather than a financing activity. This change had no effect on previously reported net income, assets, shareholders’ equity or cash flows from operations.  There is no resulting impact to the March 31, 2013 or 2014 unaudited interim financial statements.  The misclassification is not material to the previously reported financial statements.  The December 31, 2013 financial statements will be revised when the 2014 annual financial statements are issued.

(e) Out of Period Adjustment

In the first quarter of 2013, an out of period adjustment was recorded to reduce pension expense by $300, which was not material to the current interim financial statements or prior year annual financial statements.

(f) Subsequent Events

On April 15, 2014, Vector completed the sale of $150,000 principal amount of its 7.75% Senior Secured Notes due 2021 for a price of 106.750% in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. Vector received net proceeds of approximately $156,000 and the net proceeds will be used for general corporate purposes, including additional investments in real estate and in its tobacco business. In connection with the issuance of the 7.75% Senior Secured Notes, Vector entered into a Registration Rights Agreement. Vector agreed to consummate a registered exchange offer for the 7.75% Senior Secured Notes within 360 days after the date of the initial issuance of the 7.75% Senior Secured Notes. The new 7.75% Senior Secured Notes to be issued in the exchange offer will have substantially the same terms as the original notes, except that the new 7.75% Senior Secured Notes will have been registered under the Securities Act. Vector will be required to pay additional interest on the 7.75% Senior Secured Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.

Vector Tobacco has evaluated transactions for consideration as subsequent events through May 12, 2014, which is the date when statements were issued by its parent company, Vector. Additionally, the Company has evaluated transactions that occurred before the issuance of these financial statements on June 25, 2014 for purposes of disclosure of unrecognized subsequent events.

2.	Inventories

Inventories consist of the following at March 31, 2014 and December 31, 2013:

8

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

	March 31,	December 31,
	2014	2013

Finished goods, at current cost	$7,905	$7,540
LIFO adjustment	(183)	(106)
	$7,722	$7,434

Each year, the Company capitalizes in inventory that portion of the Master Settlement Agreement liability related to cigarettes in inventory at public warehouses but not sold. The amount of capitalized MSA cost in finished goods inventory was $2,418 and $2,399 at March 31, 2014 and December 31, 2013, respectively (see Note 5).

Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (see Note 6) and as such, Vector Tobacco generally does not hold raw materials or tobacco leaf in inventory.

All of the Company's inventories at March 31, 2014 and December 31, 2013 have been reported under the LIFO method.

3.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its non-consolidated, wholly-owned subsidiary VT Aviation currently are included in the consolidated federal income tax return of its indirect parent, Vector.

The operations of Vector Tobacco and its affiliates are included in the consolidated federal income tax return of its indirect parent, Vector Group Ltd. Pursuant to a tax allocation agreement amended in 1999, the amounts provided for as currently payable for federal income taxes are based on the Company’s pre-tax income for financial reporting purposes. The Company expenses and pays Vector Group Ltd. their portion of the consolidated income tax expense in accordance with the tax allocation agreement.

In 2014, the Company revised it's previously reported December 31, 2013 and 2012 income tax receivable, non-current deferred tax assets and accumulated deficit due to an error in the Company's tax provision. The error relates solely to a net operating loss and income tax receivable under a tax sharing agreement between the Company and Vector. Amounts related to the prior periods are not considered material to the financial statements taken as a whole, but were revised in 2014 for purposes of comparability. The revised financial statements will be presented in conjunction with the 2014 annual financial statements.

The following table shows the previously reported balances and the corrected balances for the affected accounts as of December 31, 2013 and 2012.

9

	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2012
	Previously Reported Balance	Corrected Balance	Previously Reported Balance	Corrected Balance

Income tax receivable, net	$7,956	$379	$1,471	$297
Deferred income taxes	$92,151	$96,735	$99,894	$99,894
Accumulated deficit	$(111,108)	$(114,101)	$(133,741)	$(134,915)
Income tax expense	$2,863	$4,682	$4,211	$5,385
Net Income	$22,633	$20,814	$21,214	$20,040

Vector Tobacco's provision for income taxes in interim periods is based on an estimated annual effective income tax rate derived, in part, from estimated annual pre-tax results from ordinary operations. The annual effective income tax rate is reviewed and, if necessary, adjusted on a quarterly basis.

Vector Tobacco's income tax expense consisted of the following:

	Three Months Ended
	March 31,
	2014	2013

Income before provision for income taxes	$2,888	$3,075
Income tax expense using estimated annual effective income tax rate	1,135	1,184
Impact of discrete items, net	—	—
Income tax expense	$1,135	$1,184

4.	Fair Value Measurements

The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value.

	March 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$10,082	$10,082	$10,785	$10,785

5.	Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not been named as a defendant in any such actions.

10

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

Master Settlement Agreement

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco and other Participating Manufacturers from:

•	all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•	all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.

Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States (approximately 768 million cigarettes in 2013). For the year ended December 31, 2013, Vector Tobacco's domestic shipments accounted for approximately .4% of the total cigarettes shipped in the United States. If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then by April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. On April 15, 2014, Vector Tobacco paid $8,593 for their 2013 MSA obligations.

11

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

Certain MSA Disputes

NPM Adjustment.  In March 2006, an economic consulting firm, selected pursuant to the MSA, determined that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers, to non-participating manufacturers ("NPMs"), for 2003. This is known as the “NPM Adjustment.” The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2013 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid allocation of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

For 2003 to 2013, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments.

Notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the application of the NPM Adjustment for 2003 and whether it was to be determined through litigation or arbitration. These actions related to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that decided the issue ruled that the 2003 NPM Adjustment dispute was arbitrable.

In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. In exchange the OPM's and SPM's agreed to a 20% reduction in the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected. In November 2011, the Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States for 2003. Substantive hearings commenced in April 2012 and were completed in June 2013.

Effective December 17, 2012, the Participating Manufacturers entered into a “term sheet” with 20 Settling States, setting out terms for settlement of the NPM Adjustment for 2003 through 2012 and addressing the NPM Adjustment with respect to those states for future years. Certain of the non-settling states objected to the settlement. In March 2013, the arbitration panel entered a Stipulated Partial Settlement and Award which, among other things, overruled the objections of the non-settling states and directed the independent auditor to implement certain terms of the term sheet effective with the April 15, 2013 MSA payments. In May 2013, two additional states joined the settlement. Several non-settling states are attempting to vacate the settlement award by filing state court actions. In Idaho, a trial court denied that state's motion to vacate, and the state noticed an appeal of that denial. In Colorado, a trial court also denied that state's motion to vacate; Colorado has not filed an appeal and the time period for appeal has passed. Although certain terms of the settlement were implemented by the independent auditor on April 15, 2013, no assurance can be given as to the ultimate outcome of the non-settling states' challenges.

As a result of the settlement, in the first quarter of 2013 Vector Tobacco recognized income of $430. Following the additional two states joining the settlement in May 2013, Vector Tobacco recognized an additional $52 of income in the second quarter of 2013. Finally, VT received credits of $146 in April 2014 from these settling states related to the 2013 NPM Adjustment. The remaining NPM Adjustment accrual of $1,905 at March 31, 2014 relates to the disputed amounts Vector Tobacco has withheld from the non-settling states for 2004 through 2010. Approximately $865 remains in the disputed payments accounts relating to the NPM Adjustment dispute with these non-settling states.

"Gross" v. "Net" Calculations.

In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” units, rather than “gross” units (which had been used since 1999). Liggett objected to this retroactive change and disputed the change in methodology. Vector Tobacco had not formally objected to this change in methodology since the Company benefits from the recalculation of its 1998 market share exemption on a net basis. However, due the strength of Liggett’s challenge to this change in methodology, Vector Tobacco, through December 31, 2012, continued to accrue its MSA obligations on a “gross” basis.

12

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

In December 2012, Liggett and 39 Settling States arbitrated the dispute before a panel of three arbitrators. In February 2013, the arbitrators granted the relief sought by Liggett. The arbitrators ruled that the limitations provisions of the MSA precluded the independent auditor from recalculating Liggett's grandfathered market share exemption or Liggett's payment obligations beyond the last four years. The arbitrators further ruled that, for purposes of calculating Liggett's payment obligations for the applicable years, Liggett's market share calculated on a net basis, should be increased by a factor of 1.25%. Liggett filed a motion seeking correction of the part of the arbitrators' decision that would require the 1.25% increase in Liggett's market share. The states objected to Liggett's motion and sought additional relief from the panel declaring that any adjustment ordered by the panel is not limited by the four year limitations set forth in the MSA. The panel agreed to hear arguments on the motions in May 2013, but due to the conditional settlement described below, the parties agreed to adjourn the hearing.

In June 2013, Liggett and a negotiating group on behalf of the Settling States reached an agreement in principle to resolve all disputes regarding "gross" v. "net", subject to definitive documentation and approval thereof by each Settling State. The proposed settlement requires that Liggett pay $8,500 to the Settling States and agree to reduce its market share exemption from 1.645% to 1.63% starting in 2013 and for all years thereafter. In exchange, the Settling States will release Liggett from all claims in connection with the "gross" v. "net" dispute.

After evaluating the arbitrators ruling in conjunction with the conditional settlement between Liggett and the Settling States described above, Vector Tobacco concluded that the probability of the MSA calculation reverting back to a “gross” basis is remote. As such, in 2013 Vector Tobacco accrued its MSA obligations on a “net” basis and will continue to do so in future years. In conjunction with this decision, as of December 31, 2013, Vector Tobacco reversed its previously held accrual of $3,075 related to this “gross” vs. “net” dispute.

Litigation Challenging the MSA. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date, although several cases are pending. Participating manufacturers are not typically named as defendants in these cases.

The activity in the Company's accruals for tobacco litigation for the three months ended March 31, 2014 were as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2014	$8,737	$1,905
Expenses	4,658	—
Change in MSA obligations capitalized as inventory	19	—
Balance at March 31, 2014	$13,414	$1,905

The activity in the Company's accruals for tobacco litigation for the three months ended March 31, 2013 were as follows:

13

Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2013	$1,293	$5,802
Expenses	2,571	—
MSA settlements and arbitration rulings	—	(459)
Change in MSA obligations capitalized as inventory	24	—
Reclassification to current liabilities	521	(521)
Balance at March 31, 2013	$4,409	$4,822

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its leased facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

6.	Related Party Transactions

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During the three months ended March 31, 2014 and March 31, 2013, Vector Tobacco expensed $1,500 and $1,000, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $125 for the three months ended March 31, 2014 and 2013.

On January 1, 2011, Vector Tobacco entered into an updated manufacturing agreement with Liggett Group LLC, an affiliate under common ownership, that will terminate on December 31, 2015, with subsequent automatic renewal for successive one year terms unless terminated by either party. Pricing is set forth in the agreement based on previously determined standard costs, and invoices are sent to Vector Tobacco on a weekly basis under the agreement. For the three months ended March 31, 2014 and 2013, Vector Tobacco purchased 0.3 and 0.2 billion cigarettes, respectively, from Liggett and paid $18,529 and $13,211, respectively, which included profit of $379 and $272, respectively, to Liggett. Vector Tobacco also paid Liggett an additional $33 and $24 for the three months ended March 31, 2014 and 2013, respectively. for additional manufacturing services. Vector Tobacco has a related party payable of $717 to Liggett at March 31, 2014 relating primarily to the contract manufacturing agreement.

Vector Tobacco incurred additional expenses of approximately $13 and $0 for the three months ended March 31, 2014 and 2013, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

On August 1, 2013 Vector Tobacco entered into a five year revolving credit agreement with Zoom E-Cigs LLC ("Zoom"), a company affiliated through common ownership, to fund Zoom's initial working capital requirements and other general business expenses. The agreement allows for Zoom to borrow a maximum of $20 million, bearing interest at a rate of Prime plus 1% per annum. As of March 31, 2014 and December 31, 2013, the amount receivable from Zoom under the credit agreement was $14,536 and $9,595, respectively. Vector Tobacco recognized $123 of interest income under the agreement for the three months ended March 31, 2014.

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Vector Tobacco Inc.

Notes to Condensed Financial Statements

For the Quarterly Period Ended March 31, 2014

(in thousands of dollars)

(Unaudited)

Related party net (payables)/receivables consisted of the following as of:

	March 31,	December 31,
	2014	2013

Current
Due to Liggett	$(717)	$(3,135)
Due from Liggett Vector Brands	1,977	1,215
Total Current	$1,260	$(1,920)
Non-current
Due from Zoom, LLC	$14,536	$9,595

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